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                            October 19, 2020

       Hans T. Schambye
       Chief Executive Officer
       Galecto, Inc.
       Ole Maaloes Vej 3
       DK-2200 Copenhagen N
       Denmark

                                                        Re: Galecto, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 7,
2020
                                                            File No. 333-249369

       Dear Dr. Schambye:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Critical Accounting Policies and Significant Judgments and Estimates Equity-Based Compensation, page 100

   1. We reference your response to prior comment 7 with regard to the valuation of the stock options issued on June
24, 2020. We note that you used the April 30, 2020 option pricing method valuation to
value the underlying shares. Please tell us how you considered updating the valuation
for the period from April 30, 2020 through June 24, 2020,
                                                        including what
consideration you gave to any changes in your business or the economic environment during that
time.
 Hans T. Schambye
Galecto, Inc.
October 19, 2020
Page 2
2. Please disclose the methods that management used to determine the fair value of the company's shares and the nature of the material assumptions involved for the stock options issued in 2020 as noted in your response to prior comment 7. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kristin Lochhead at 202-551-3664 or Kate Tillan at 202-551-3604 if
you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameHans T. Schambye                           Sincerely,
Comapany NameGalecto, Inc.
                                                             Division of
Corporation Finance
October 19, 2020 Page 2                                      Office of Life
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FirstName LastName